

CONSOL ENERGY



2004 ANNUAL REPORT


23.00
42.48
28.32
26.80
43.90
9.94
18.30
9.80
14.55
20.24
00 01 02 03 04

SHARE PRICE RANGE
☐ JAN. 2 *(open)* ■ DEC. 31 *(close)*


0.15
(0.16)
2.18
00 01 02 03 04

EARNINGS PER SHARE
(Diluted)

FINANCIAL HIGHLIGHTS

(Millions of Dollars)	2004	2003	2002
Revenues	$ 2,776.7	$ 2,222.5	$ 2,183.6
Net Income	198.6	(7.8)	11.7
Net Cash by Operating Activities	358.1	381.1	329.6
Capital Expenditures	410.6	290.7	295.0
Assets	4,195.6	4,319.0	4,293.2

OPERATIONS HIGHLIGHTS

	2004	2003	2002
COAL *(Millions of Tons)*			
Sales	69.5	64.0	67.3
Production	67.7	60.4	66.2
Reserves	4,509	4,158	4,275
GAS *(Billion Cubic Feet)*			
Sales *(Net)*	48.6	44.5	41.3
Reserves	1,045	1,004	961
Employees—Year-end	6,982	6,525	6,074
Common Stock Price *(at 12/31)*	$ 41.05	$ 25.90	$ 17.28

CONTENTS

PREPARED TO MEET THE FUTURE

Revenue By Segment
Gas 14%
Other 4%
Coal 82%



Proved Gas reserves
Undeveloped 62%
Developed 38%



Dear Fellow Shareowners: I am pleased to report that our company had a good year. We had a strong improvement in financial results, completed a major capital expansion program in our coal segment that resulted in higher production and sales, continued to expand our gas business, made significant progress in capturing additional value from our real estate holdings, and continued to strengthen the company's balance sheet.

For the year, CONSOL Energy reported net income of $2.18 per diluted share, compared with a loss in 2003 of $0.10 per diluted share. Net cash from operating activities was $358.1 million, compared with $381.1 million in 2003. As shareowners, I am sure you will be pleased to know that our earnings and cash generation allowed us to reduce debt significantly. We have virtually no short-term debt and very manageable long-term debt. In addition, we made progress in our effort to reduce long-term liabilities on the balance sheet. The net result of all of this effort was that shareowners' equity in CONSOL Energy increased 61.4 percent compared with the year ending 2003.



J. Brett Harvey



Arrival and Departure

"Most importantly, 2004 was a year in which our commitment to investment in our core businesses resulted in production and financial performance significantly better than the previous year."

In a way, 2004 was both an arrival and a point of departure for CONSOL Energy. By March 2004, our majority shareowner, RWE A.G., had completed its divestiture of CONSOL Energy. Our 91 million shares of CNX common stock were completely in the hands of mutual funds, pension funds, money management firms and individuals as we arrived at year-end.

During the year, we raised the visibility of CONSOL Energy among shareowners and potential investors by speaking at analysts' conferences, visiting with shareowners and investors in their offices and hosting them for visits to CONSOL Energy facilities. In all, we visited more than 25 cities and spoke with hundreds of investment firms during the year. As a result of these efforts and our substantially improved performance, the price of CNX common stock had risen more than 57 percent as we arrived at year-end. And with our dividend payout of $0.56 per share, total return to shareowners during 2004 was 61.4 percent.

Most importantly, 2004 was a year in which our commitment to investment in our core businesses resulted in production and financial performance significantly better than the previous year.

We invested in coal. Loveridge Mine was reactivated; McElroy Mine completed its expansion with the installation of a second longwall; and the Bailey Preparation Plant expansion was completed. In the aggregate, these projects represented capital investment of approximately $275 million over nearly three years. Our goal had been to bring our coal capacity back to more normal levels. In and of itself, this would have been important, but we also had the good fortune of completing these projects at a time of rising coal prices, giving us the opportunity to make some incremental sales at very high prices.

In addition, a number of mines improved their year-over-year production results, and we began two new operations: Miller Creek and Miles Branch, both in southern West Virginia. As we arrived at year-end, we had increased our coal production capacity by 15 percent.

We invested in gas. By continuing our drilling program, production grew, allowing us to benefit from the strong pricing environment for gas. We completed the expansion of the Greene Energy processing facility in Pennsylvania and established a new gathering system to produce gas from the Loveridge Mine. In addition, we worked closely with Duke Energy as they develop their proposed Jewell Ridge Pipeline. When completed, the pipeline will give us a second transportation option for our Virginia gas and will allow us to access new markets in the growing southeastern United States. As we arrived at year-end, we had increased our gas production by almost 10 percent over 2003. Despite that substantial increase in production, we were still able to increase our proved reserve base by 4 percent compared with 2003.

But 2004 was also a point of departure. Because of what we accomplished last year, we are now ideally positioned to improve significantly on last year's performance during the next several years. I expect coal and gas markets will continue to be favorable for us.

In coal, the growing trend by our power generation customers to install scrubbers and other clean-up technologies on their power plants will create rapidly expanding market opportunities for our high-Btu, high-sulfur coals. More importantly, many of our customers are beginning to discuss seriously the construction of the next wave of power generating capacity. These new plants, using the latest technologies, will be very clean and also will be ideal markets for our high-Btu, high-sulfur coals.

But our guiding philosophy will be: ***measured, disciplined growth***, particularly in coal. We have excellent opportunities to expand in all of our current coal production regions; and we will do so—provided the market is prepared to make commitments to purchase any new capacity, and to commit at prices that justify these long-term investments. Over the next several years, we are positioned to continuously improve coal margins. This reflects the continued re-pricing of coal sales agreements to higher levels. It is not uncommon for us to sell 80 to 90 percent of our coal under contracts with durations of more than a year. Thus, in 2006 and 2007, we should be able to re-price coal sales agreements at prices considerably higher than the contract prices established during the downturn in the sector in 2002.

Likewise, we expect to continue to grow our gas production, particularly in Virginia where most of our proved reserves are still undeveloped. Even if we drilled only on our proved reserves in Virginia, we can continue to increase our gas production by at least 10 percent per year with capital spending levels that we can effectively and efficiently manage.

More importantly, our management team is committed to ensuring that the value of our gas segment is fully reflected in the price of a share of CNX common stock. I am not convinced that this business is fully valued by investors, and we are working to provide as much transparency as possible to this growing part of our company.

Challenges Ahead

However, we do not intend to lose track of the challenges that always accompany opportunities. By far, our biggest challenge is safety. A number of groups within the company met or exceeded their safety goals in 2004, and CNX Land Resources won the R.E. Bailey Safety Trophy for their one million hours of injury-free work, while CNX Gas Operations continued its accident-free record for another year. But overall, the company fell short of its goal and, tragically, two of our employees were fatally injured during the year.

We will embark on a new commitment to safety this year. Our goal is for every work site to achieve the Zero Accidents goal and sustain that record over time. For many years, CONSOL Energy has been the leader in the science of safety in the development of programs and procedures to improve workplace safety. Now we will work equally hard to become industry leaders in the culture of safety because the nexus of science and culture is Zero Accidents.

We also will continue our efforts to control costs as we produce our coal and gas. The management team clearly understands that our ability to re-invest in our business, to provide competitive wages and benefits to retain and to attract quality employees, and to pay dividends to our shareowners all depend on continually improving the margins that we make on a ton of coal or a cubic foot of gas.

While rising prices make that possible, we cannot always depend on rising prices. In the coal and gas business, the most successful companies will be those who consistently produce their products safely, and consistently produce them at the lowest cost. Like many businesses, we have been faced with rising commodity prices—particularly metals, which are basic components of many things used in our mining and gas production systems. We have attempted to use our purchasing power and our creativity in finding substitute materials to offset these higher prices. Nevertheless, the management team is focused on continuing our efforts to control production costs and to increase margins.

Environmental Stewardship

I would be remiss if I did not let you know of our many accomplishments in the area of environmental stewardship.

We continued our tradition of donating surplus property to various organizations that preserve it for wildlife habitat, establish recreational uses, or dedicate it to other public purposes.

We received awards for our innovations in capturing coal mine methane, a greenhouse gas, and for excellence in the reclamation of a former surface mine.

Finally, we continued our efforts to develop innovative, cost-effective methods for removing mercury from coal combustion gas and for capturing and sequestering carbon dioxide following coal combustion.

Our Commitment to You

January 1, 2005: our point of departure. Our destination? The realization of our vision to be one of America's leading energy producers. We have the resources, the strategy, and the people to make it happen. Our commitment to our shareowners is to manage our assets actively and to seek growth opportunities that increase the value of those assets.

I appreciate your support as owners and pledge to you my efforts and those of our nearly 7,000 employees to make CONSOL Energy a safe and successful company in 2005.



J. Brett Harvey
President and Chief Executive Officer
March 15, 2005

CORPORATE REVIEW







Ownership and Governance

In February of 2004, RWE A.G. of Essen, Germany, closed on a previously announced private placement sale of its remaining 16.6 million shares of CONSOL Energy common stock. This sale concluded a six-month process in which RWE divested all of its ownership in CONSOL Energy as part of an announced exit from North America energy businesses.

With the divestiture, four new independent members replaced RWE members on the CONSOL Energy Board of Directors. Joining the





Ownership issues were resolved and various changes were initiated last year to ensure compliance with the federal Sarbanes-Oxley Act.

Awards were earned for controlling a greenhouse gas and for an innovative project to reclaim surface-mined land in Illinois.



board in January were William E. Davis, 62, former chairman of National Grid USA and director of Abitibi Consolidated, Montreal; William P. Powell, 49, managing director of William Street Advisors, an investment banking advisory firm; and Joseph T. Williams, 67, former chairman and CEO of DevX Energy, Inc., and a former chairman and CEO with both private and publicly traded oil and natural gas exploration and production companies. In February, Raj K. Gupta, 62, joined the board after a career with Phillips Petroleum Company, now ConocoPhillips, where he most recently served as vice president and strategic planning officer.

Les Delloma (below), manager—surface operations, was named 2004 "Coal Person of the Year" by the Ohio Mining Association, an honor shared with his late father and former CONSOL Energy executive, Cecil Delloma, who received the same award nearly 25 years ago.






YEAR IN REVIEW







Following the reconstitution of the board, CONSOL Energy adopted a series of new governance rules, including new committee structures, changes in the by-laws and other measures necessary to ensure compliance with the federal Sarbanes-Oxley Act of 2002 and with requirements of the New York Stock Exchange. These changes help protect shareholder interests and reflect compliance with laws and regulations. Corporate governance provisions can be found on our website: www.consolenergy.com.

Environmental Stewardship

Last fall, we donated 765 acres of property to the West Virginia Division of Natural Resources for development of a wildlife preserve. Located near Morgantown in northern West Virginia, the site formerly supported an acid mine drainage treatment facility which we no longer needed to operate. Known as the Pedlar Wildlife Management Area, the site will provide hunting and fishing opportunities for outdoor enthusiasts.

In addition, a number of trade groups at the West Virginia Business Summit honored CONSOL Energy with an Environmental Leadership Award for the company's CNX Gas Operations activities. CNX Gas won in the area of pollution prevention for its new automated system that reduces emissions of coalbed methane, a greenhouse gas, that was formerly liberated from coal mine sites.

Finally, we were pleased to receive the U.S. Department of the Interior's national award for "Excellence in Surface Mining" for our reclamation work at the former Illinois Surface Operations in developing new techniques to prevent soil compaction for farmland restoration.





Our coal is increasingly sought after by electricity generators and steel producers. This is reflected in our sales price, which was $30.06 per ton in 2004.

Coal production in the United States continued to grow in 2004, but consumption grew at a faster rate. Data for the first 11 months of 2004 shows that U. S. coal production was 1,015.3 million tons, an increase of 35.7 million tons, or 3.6 percent, over the same period in 2003. However, coal stockpiles were drawn down due to increased domestic consumption, mostly by coal-fired power plants, and from increased shipments to overseas customers.

CONSOL Energy's coal production rebounded sharply in 2004, reflecting the activation of an idled mine and the completion of two major expansion projects. Coal production in 2004 was 67.7 million tons, up 12.1 percent from the 60.4 million tons produced in 2003.

In March, CONSOL Energy restarted production at the Loveridge Mine, near Fairview, West Virginia, which had been idled since mid-2001. The reactivation involved a

We have re-invested substantial sums to meet the needs of our customers. In 2004, alone, we invested $311 million in our coal business.





multi-year capital expenditure of $35.5 million. Equipment purchases included one longwall unit and three continuous miner sections creating capacity of about 5.5 million tons of bituminous coal per year. Coal produced at Loveridge is shipped via railcar to customers.

In August, the McElroy Mine, near Moundsville, W.Va., began production from a second longwall unit, becoming CONSOL Energy's third underground mine having two longwall units, along with the Bailey and Enlow Fork mines. The installation of the second longwall unit and three additional continuous miner sections is expected to increase total annual production of Northern Appalachian bituminous coal at McElroy to about 10-11 million tons. Approximately $225 million was spent on this project.

In November, the expansion of the Bailey Preparation Plant was completed. This $22 million project increases the flow of processed coal from the Bailey and Enlow Fork mines from 5,000 tons per hour to 6,000 tons per hour. Annual combined


69.4
73.7
66.2
60.4
67.7
00
01
02
03
04

Coal Production
(Millions of Tons)






($/ton)
23.26
24.66
26.76
27.61
30.06
20.43
22.21
24.73
26.24
27.54
00
01
02
03
04
Average Realized Price: Company Produced
Average Production Costs



production of Northern Appalachian bituminous coal from the two mines is expected to increase from the current 20 million tons to 24 million tons. Both the Norfolk Southern and CSX railroads serve the Bailey Preparation Plant.

The third quarter restart of the Emery Mine in Utah and the fourth quarter opening of the Miller Creek Mine in southern West Virginia, also positively impacted coal production in 2004.

Coal Pricing

For 2004, CONSOL Energy's average realized price received for company-produced coal was $30.06 per ton, an increase of 8.9 percent over 2003. This is the highest average annual price CONSOL has received in more than five years, and reflects the continuation of a rising price trend that began in mid-2000.

Eastern U.S. coal pricing continued to be affected by tight supply, reflecting a general lack of investment in new or expanded mines, coupled with increased demand for coal. Higher coal demand was the result of an improving economy and, to a lesser extent, the higher prices for natural gas, which competes with coal in the production of electricity. This combination reduced coal inventories at power plants. The overall tightness in the eastern coal market continued through autumn, despite the mild summer weather.

Costs and Productivity

Cost per ton of coal produced was $27.54 in 2004 compared with $26.24 in 2003, an increase of 5.0 percent. The primary cost category, operating costs per ton, increased 8.0 percent because of higher commodities prices and increased coal preparation plant charges. Non-operating costs per ton decreased 3.2 percent, because of volumetric increases in production that more than offset higher total medical and benefit costs. Depreciation was down slightly from 2003.



By the fourth quarter of the year, productivity at our mining operations rose to 44.32 tons per manday—the standard industry measure of productivity—a slight increase compared with the fourth quarter of

The safety of our employees is our top priority. Our incident rate is approximately half the national average.





2003. The improvement largely reflects completion of our expansion projects and a continued shift in production toward larger, more efficient mines.

Safety

The United States underground coal mining industry had an incident rate of 8.59 per 200,000 hours of exposure through three quarters of 2004. CONSOL Energy's coal operations incident rate for 2004 was 4.49, or 52 percent of the industry average. CONSOL Energy's coal operations, while better than the industry average, did not achieve its internal 2004 goal of 3.05, although 25 percent of the sites operated with zero accidents, another 25 percent achieved their safety goal, with the remaining operations not achieving their goal. Included in the incident rate are two separate incidents that resulted in a fatal injury to an employee.





We are one of the largest gas producers in the Appalachian Basin, with net sales of 48.6 billion cubic feet in 2004, a 9.2 percent increase from 2003.

CONSOL Energy's gas business had its most profitable year in 2004. Production and pricing were at record levels, while costs were held in check. Before deducting for interest expense and income taxes, our gas segment generated operating income of $124.9 million in 2004, up 68 percent from $74.5 million in 2003.

Gas sales in 2004, excluding the royalty holders' one-eighth interest, were 48.6 billion cubic feet (bcf), a 9.2 percent increase from the 44.5 bcf produced in 2003. Nearly all of the increase was the result of additional development drilling on our Virginia acreage. The company produces coalbed methane gas from the same coal seam that we mine—the Pocahontas #3—as well as from other associated seams.

At December 31, 2004, CONSOL Energy had daily net production of 142.2 million cubic feet (MMcf) from 1,801 net producing wells. Virginia net production was 137.1 MMcf per day, including about 0.5 MMcf per day of conventional gas from our joint venture with CNR LLC, while net production in southwestern Pennsylvania and northwestern West Virginia was 4.7 MMcf per day. Net production in Tennessee was 0.4 MMcf per day, all of which was conventional natural gas.

Our ability to extract methane from our coal in four different ways helps us to keep our production costs very low.



Our 2004 average realized price of $5.00 per thousand cubic feet was 21 percent higher than our 2003 price of $4.14.



CONSOL Energy produces gas entirely in Appalachia. Our primary producing property is our 178,000-acre tract in southwestern Virginia. We produce gas from this tract in four different ways. First, we drill wells from the surface into the coal seam. These wells, called "frac" wells, liberate the gas from the coal seam before we mine the coal. Second, from inside our Buchanan Mine, we drill horizontally into the coal seam to liberate more gas immediately prior to mining. Third, after we have mined the coal, we drill additional wells from the surface into the rubble, called "gob," left by mining, preventing the gas released in this process from seeping back into the active mining area. Fourth, we have begun drilling long holes horizontally into the coal seam from the mine's perimeter. All of these efforts have the additional benefit of enhancing mine safety.

The average realized gas price we received in 2004 was $5.00 per thousand cubic feet (mcf), up 21 percent from the $4.14 per mcf the company received in 2003.



Nationally, gas wellhead prices during 2004 were at record levels through November, averaging $5.42 per mcf. This was 11 percent higher than in calendar year 2003 when prices averaged $4.88 per mcf. Total U.S. gas consumption for 2004, through November, was 19.86 trillion cubic feet (tcf). This was down 0.230 tcf, or 1.2 percent from the comparable period of 2003.

CONSOL Energy was successful in keeping its costs in check. Excluding the effects of royalties and production taxes, which vary proportionately with prices, the gas segment had costs of $2.23 per mcf in 2004, just 1.8 percent over the $2.19 per mcf in 2003.

For 2004, CONSOL Energy drilled 228





(net) development wells. Of these net wells, 222 were in Virginia, while six were in Northern Appalachia. All were producing gas. Additionally, we drilled 12 (net) exploratory wells. Five (net) exploratory wells were for conventional natural gas in Tennessee, and seven (net) were for conventional natural gas in Northern Appalachia. The results of the exploratory program are still being evaluated.

Our total gas capital expenditures in 2004 were $87.3 million, with an additional $3.4 million invested in equity affiliates.

At year-end 2004, CONSOL Energy's gas reserve base was 4.0 percent higher than the previous year. Primarily because of drilling in 2004 that occurred near the perimeter of our Virginia acreage, we were able to add 40.4 bcf to our reserve base.


24.9
33.9
41.3
44.5
48.6
(Billion Cubic Feet)
00
01
02
03
04

Gas Sales (Net)



Only 38 percent of our proved reserves are developed. This gives us ample opportunity to continue to increase production.

During 2004, CONSOL Energy signed an agreement with Columbia Transmission for firm transportation from May through October for a portion of its production. We buy firm transportation contracts during periods of congestion in the pipeline.

Our gas operations' employees continued their outstanding performance in safety. Once again in 2004, gas operations recorded zero accidents, despite


($/Mcf)
2.41
1.43
0.18 Production Taxes
0.45 Depreciation
0.30 Administration
0.18 Other
0.32 Lifting
2.5
2.0
1.5
1.0
0.5
0.0
TOTAL GATHERING 0.98
TOTAL PRODUCTION 1.43

2004 COST STRUCTURE *(Net of Royalty)*

Our safety record, with zero recorded accidents in 2004, continues as one of the industry's best. In fact, we have not had an accident in the past ten years.

having logged over 241,000 exposure hours. This feat enabled gas operations to add to its February 2003 milestone in safety, where one million exposure hours were logged without a lost-time accident. The last accident resulting in time off at a gas operations site occurred in June 1994.


4.01
4.04
3.17
4.14
5.00
($/Mcf)
00
01
02
03
04
Average Realized Price

With all-in production and gathering costs of only $2.41 per thousand cubic feet, we are able to capture value in the current robust pricing environment.



Intro

To enhance our ability to respond to the needs of our customers, CONSOL Energy maintains Energy Services groups to ensure that our products are made available to various markets efficiently and cost effectively. These operations also provide valuable production, transportation and utilization services for our coal, gas and power businesses. Some of these operations offer for-profit services to others.

Terminal Services

CONSOL Energy's terminal in the Port of Baltimore, operated by subsidiary CNX Marine Terminals Inc., provides various options for transshipping coal from rail to ocean-going vessels.

Coal either can be loaded directly from rail cars to ocean-going vessels, or transloaded from on-site coal stockpiles. During 2004, we shipped 5.5 million tons of coal through the Baltimore terminal, including approximately 1.3 million tons of company-produced coal. The terminal can store more than 1.1 million tons of coal on site and is the only East Coast terminal served by two railroads, Norfolk Southern and CSX Transportation.

Also last year, CONSOL Energy maintained a general cargo and warehouse operation at the same Baltimore site. In 2004, a total of more than 173,000 tons of cargo was shipped through the terminal for domestic and international customers. CONSOL Energy transferred management of the operation to Canton Maritime Services as of January 31, 2005.

Research Services

The primary function of CONSOL Energy Research Services is to integrate current technology in support of the production and marketing functions of our coal and gas operations and to provide technical assistance to our customers. Among our areas of expertise are coking coal analysis, coal quality assurance, gas processing and environmental compliance.

We also conduct original research that serves CONSOL Energy's strategic interests, often in partnership with the U.S. Department of Energy (DOE) and others. Such research includes the investigation of new coal combustion and emission-control techniques, including development of processes to reduce mercury emissions from coal-fired power plants; the production, increased recovery and transport of coalbed methane gas; improved coal-mining techniques; and equipment maintenance.

One important research program being conducted relates to compliance with pending federal regulations for mercury emissions from coal-fired power plants. In anticipation of the



adoption of new mercury regulations in 2005, we have been conducting research to develop a low-cost, mercury control technology specifically designed for our coals and markets.

In the area of climate change, the company is addressing concerns related to greenhouse gases, including coal-related methane release and the discharge of carbon dioxide and other emissions from power plants. CONSOL Energy Research Services also is developing technology to maximize recovery of coalbed methane, including from



About 23 percent of our coal was shipped to customers via the inland waterway, and 1.3 million tons sent to international customers through our Baltimore terminal.

Partnerships on projects to control stack-gas emissions were initiated last year, with research continuing on compliance with new mercury standards anticipated in 2005.





sources that previously were not economical to use. One method involves sequestering carbon dioxide in coal seams, while simultaneously increasing the flow of coalbed methane gas from the seam.

During 2004, CONSOL Energy and FirstEnergy Corp. formed a joint task force to evaluate advanced clean coal technologies, including Integrated Gasification Combined Cycle, combustion of waste coal and other technologies to meet future base-load power demand.



River and Dock Services

Transporting coal via the inland waterways remains the economical choice for fuel users, where available. CONSOL Energy's river operations, located in Elizabeth, Pa., transports coal mostly from our mines with river loadout facilities. We own five tow boats, six harbor boats and a fleet of approximately 300 barges to serve our customers along the Ohio and Monongahela rivers in West Virginia and southwestern Pennsylvania near Pittsburgh, which is the second busiest inland port in the United States. Our fleet of barges provides us with the ability to control delivery schedules and serves as temporary floating storage for coal when land storage is unavailable. During 2004, our river operations transported 10.3 million tons of coal. CONSOL Energy also operates the Alicia Transshipment Facility along the Monongahela River in southwestern Pennsylvania.

Industrial Services

Fairmont Supply Company, a CONSOL Energy subsidiary, is a general-line distributor of mining and industrial supplies in the United States. Fairmont Supply also provides integrated supply procurement and management services. Integrated supply procurement is a materials management strategy that utilizes a single, full-line distributor to minimize total cost in the maintenance, repair and operating supply chain. Fairmont Supply offers value-added services including on-site stores management and procurement strategies.

Fairmont Supply, headquartered in Canonsburg, Pa., offers products from more than 1,000 manufacturers through its 11 warehouses nationwide. Its revenues during 2004 totaled $171 million. Most sales were made to the mining and energy industries. About 54 percent of these sales were made to CONSOL Energy mines.

Waste Management Services

CONSOL Energy provides coal combustion ash disposal services for customers on a 61-acre site in northern West Virginia.

Our land projects include timbering and commercial real estate development.







CONSOL Energy has accumulated substantial land holdings during its 140-year history. Though support of coal and gas operations remains central to its mission, the goal of CNX Land Resources Inc. is to extract the value from our holdings.

CNX Land generates operating income to CONSOL Energy through mineral royalties, timbering, farm rentals, retail development and asset sales of excess coal and surface lands in the United States and Canada.

CNX Land has aggressively sought to develop strategically located holdings as commercial sites. Work continued throughout 2004 on our Morgantown, W. Va. project. Known as University Town Center, we anticipate the opening of the first retail stores on the 500-acre tract in the first quarter of 2005. The University Town Center is a joint-venture project—called Mon View Inc.—between CONSOL Energy and a local developer. CONSOL Energy is currently negotiating with several retail chains for leases on acreage we own that provides access to the University Town Center from an interstate highway. The company is pursuing a leasing strategy in order to develop a steady stream of income from this property.

In addition to for-profit management of our land holdings, we also maintain our long-held policy of donating surplus property to non-profit organizations and other groups either for resale to raise funds or for various uses.

Last fall, we donated 765 acres of property to the West Virginia Division of Natural Resources for development of a wildlife preserve. Located near Morgantown in northern West Virginia, the newly created Pedlar Wildlife Management Area will provide hunting and fishing opportunities for outdoor enthusiasts.

Finally, a nearly 30-acre site in Pennsylvania was dedicated in 2004 as a passive wetland area to treat acid mine drainage from long-abandoned mines. The site now will supply freshly treated water to enhance a tributary that sustains sport fishing.





CNX Ventures seeks to expand CONSOL Energy's core coal and gas production businesses by developing partnerships with others to create innovative energy projects all along the energy supply chain.

For the past two years, the Buchanan Generation, LLC, Units 1 and 2 have provided electric power during periods of peak demand in a joint-venture with Allegheny Energy Supply. Starting operations in 2002, the facility is an 88-megawatt power station in southwest Virginia, with electric power moved to three bulk power systems (SERC, PJM and ECAR) of the United States.

We own a 50-percent interest in the generating facility, which is operated by Allegheny Energy Supply. The facility consists of a simple-cycle, combustion turbine fired by coalbed methane produced by CONSOL Energy.

During 2004, the facility generated 33,340-megawatt hours of electricity, compared with 17,610-megawatt hours in 2003.

In 2004, we sold our 50 percent interest in the Glennies Creek Mine, a joint-venture metallurgical coal mine in Australia, to our partner, AMCI Inc.



Electricity generated at a joint-venture power plant to meet peak demand nearly doubled last year. Separately, the company exited a joint-venture mining operation in Australia.

CONSOL Energy is the largest producer of high-Btu, bituminous coal in the United States. As of December 31, 2004, we had 17 bituminous coal mining complexes in six states. Year-end 2004 coal reserves were 4.5 billion tons.

During 2004, CONSOL Energy sold its 50 percent interest in the Glennies Creek Mine, a joint-venture mining complex in Australia.

Currently, a majority of the company's coal production originates at its mines in Northern and Central Appalachia. In addition, CONSOL Energy produces coal from the Emery Mine, an underground operation in Utah.

CONSOL Energy also is one of the largest


Salt Lake City
Provo
Price
Emery
UTAH
W VA
KY
Miller Creek
Beckley
Jones Fork
Mill Creek
Amonate
Miles Branch
Bluefield
VP8
Buchanan
VIRGINIA
TN
NC

natural gas producers in the Appalachian Basin. The company has net proved gas reserves of approximately 1.0 trillion cubic feet. About 94 percent of these reserves consist of coalbed methane located in southwestern Virginia. Nearly all of the remaining proved reserves are in Northern Appalachia. CONSOL Energy also has a modest exploration program for conventional natural gas, centered primarily in Virginia and Tennessee.

OHIO
PA
PITTSBURGH
South Park
Mahoning Valley
Mine 84
Wheeling
Washington
Shoemaker
Enlow Fork
Alicia T. F.
Bailey
McElroy
Waynesburg
Blacksville 2
Morgantown
Loveridge
MD
Robinson Run
Fairmont
Clarksburg
W VA

MINES AND COMPLEXES
(*As of December 31, 2004*)

PENNSYLVANIA
Bailey Mine
Enlow Fork Mine
Mine 84

WEST VIRGINIA
Amonate Complex
Blacksville 2 Mine
Loveridge Mine
McElroy Mine
Miles Branch Complex
Miller Creek Complex
Robinson Run Mine
Shoemaker Mine

OHIO
Mahoning Valley Mine

KENTUCKY
Jones Fork Complex
Mill Creek Complex

VIRGINIA
Buchanan Mine
VP8 Mine

UTAH
Emery Mine

GAS OPERATIONS
(*As of December 31, 2004*)

SOUTHWESTERN VIRGINIA
SOUTHWESTERN PENNSYLVANIA
NORTHERN WEST VIRGINIA
NORTHEASTERN TENNESSEE

LEGEND



GENERAL OFFICE



MINES



CONSOL R & D



DOCK



GAS OPERATIONS




$ 2,236
$ 2,319
$ 2,184
$ 2,222
$ 2,777
00 01 02 03 04

REVENUES
($ Millions)


$ 93.3
$ 151.2
$ 11.7
$ (7.8)
$ 198.6
00 01 02 03 04

NET INCOME
($ Millions)


$ 284.2
$ 347.4
$ 329.6
$ 381.1
$ 358.1
00 01 02 03 04

NET CASH BY OPERATING ACTIVITIES
($ Millions)


$ 187.3
$ 266.8
$ 295.0
$ 290.7
$ 410.6
00 01 02 03 04

CAPITAL EXPENDITURES*
($ Millions)
**Excludes acquisitions*


6,758
7,523
6,074
6,525
6,982
00 01 02 03 04

NUMBER OF EMPLOYEES

Selected Financial Data

The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for any future period. The selected consolidated financial and operating data should be read in conjuction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in our 2004 Form 10-K.

STATEMENT OF INCOME DATA

	Years Ended December 31,				Six Months Ended December 31,	Twelve Months Ended June 30,	
(In thousands except per share data)	2004	2003	2002	2001	2001	2001	2000
REVENUE AND OTHER INCOME:				*(Unaudited)*			
Sales (A)	$ 2,580,253	$ 2,042,851	$ 2,003,345	$ 2,095,463	$ 964,460	$ 2,123,202	$ 2,094,850
Freight (A)	110,175	114,582	134,416	159,029	70,314	160,940	165,934
Other income	86,321	65,033	45,837	64,526	31,223	70,457	64,359
TOTAL REVENUE AND OTHER INCOME	2,776,749	2,222,466	2,183,598	2,319,018	1,065,997	2,354,599	2,325,143
COSTS:							
Cost of goods sold and other operating charges	2,001,010	1,624,016	1,543,189	1,585,686	761,146	1,554,867	1,498,982
Freight expense	110,175	114,582	134,416	159,029	70,314	160,940	165,934
Selling, general and administrative expense	72,870	77,571	65,888	61,155	31,493	63,043	62,164
Depreciation, depletion and amortization	280,397	242,152	262,873	243,588	120,039	243,272	249,877
Interest Expense	31,429	34,451	46,213	43,356	16,564	57,598	55,289
Taxes other than income	198,305	160,209	172,479	160,954	80,659	158,066	174,272
Export sales excise tax resolution	—	(614)	(1,037)	(118,120)	5,402	(123,522)	—
Restructuring Costs	—	3,606	—	—	—	—	12,078
TOTAL COSTS	2,694,186	2,255,973	2,224,021	2,135,648	1,085,617	2,114,264	2,218,596
Earnings (loss) before income taxes	82,563	(33,507)	(40,423)	183,370	(19,620)	240,335	106,547
Income taxes (benefits)	(32,646)	(20,941)	(52,099)	32,164	(20,679)	56,685	(493)
Earnings (loss) before Cumulative Effect of Change in Accounting Principle	115,209	(12,566)	11,676	151,206	1,059	183,650	107,040
Cumulative Effect of Changes in Accounting for Workers' Compensation, Liability, Net of Income Taxes of $53,080	83,373	—	—	—	—	—	—
Cumulative Effect of Changes in Accounting for Mine Closing, Reclamation and Gas Well Closing Costs, Net of Income Taxes of $3,035	—	4,768	—	—	—	—	—
Net Income (loss)	$ 198,582	$ (7,798)	$ 11,676	$ 151,206	$ 1,059	$ 183,650	$ 107,040
Earnings per share from continuing operations:							
Basic	$ 1.28	$ (0.15)	$ 0.15	$ 1.92	$ 0.01	$ 2.34	$ 1.35
Dilutive	$ 1.26	$ (0.15)	$ 0.15	$ 1.91	$ 0.01	$ 2.33	$ 1.35
Earnings per share from net income							
Basic (B)	$ 2.20	$ (0.10)	$ 0.15	$ 1.92	$ 0.01	$ 2.34	$ 1.35
Dilutive (B)	$ 2.18	$ (0.10)	$ 0.15	$ 1.91	$ 0.01	$ 2.33	$ 1.35

Weighted average number of common shares outstanding:							
Basic	90,230,693	81,732,589	78,728,560	78,671,821	78,699,732	78,613,580	79,499,576
Dilutive	91,199,945	81,732,589	78,834,023	78,964,557	78,920,046	78,817,935	79,501,326
Dividend per share	$ 0.56	$ 0.56	$ 0.84	$ 1.12	$ 0.56	$ 1.12	$ 1.12

BALANCE SHEET DATA

(In thousands)	At December 31, 2004	2003	2002	2001	At June 30, 2001	2000
Working capital (deficiency)	**$ (235,316)**	$ (358,459)	$ (191,596)	$ (70,505)	$ (368,118)	$ (375,074)
Total assets	**4,195,611**	4,318,978	4,293,160	4,298,732	3,894,971	3,866,311
Short-term debt	**5,060**	68,760	204,545	77,869	360,063	464,310
Long-term debt (including current portion)	**429,645**	495,242	497,046	545,440	303,561	307,362
Total deferred credits and other liabilities	**2,595,345**	2,757,130	2,828,249	2,913,763	2,378,323	2,358,725
Stockholders' equity	**469,021**	290,637	162,047	271,559	351,647	254,179

OTHER OPERATING DATA

(Unaudited)	Years Ended December 31, 2004	2003	2002	2001	Six Months Ended December 31, 2001	Twelve Months Ended June 30, 2001	2000
Coal:							
Tons sold (in thousands) (C)(D)	**69,537**	63,962	67,308	76,503	35,587	77,322	78,714
Tons produced (in thousands) (D)	**67,745**	60,388	66,230	73,705	34,355	71,858	73,073
Productivity (tons per manday) (D)	**40.51**	41.26	40.18	39.95	37.15	42.21	44.23
Average production cost ($ per ton produced) (D)	**$ 27.54**	$ 26.24	$ 24.73	$ 22.21	$ 23.73	$ 21.35	$ 20.00
Average sales price of tons produced ($ per ton produced) (D)	**$ 30.06**	$ 27.61	$ 26.76	$ 24.66	$ 25.02	$ 23.93	$ 23.66
Recoverable coal reserves (tons in millions) (D)(E)	**4,509**	4,158	4,275	4,365	4,365	4,411	4,461
Number of mining complexes (at period end)	**17**	20	22	27	27	23	22
Gas:							
Net sales volume produced (in billion cubic feet) (D)	**48.60**	44.46	41.30	33.92	17.61	29.75	14.20
Average sale price ($ per mcf) (D)(F)	**$ 5.41**	$ 4.31	$ 3.17	$ 4.04	$ 2.63	$ 5.19	$ 3.01
Average costs ($ per mcf) (D)	**$ 2.45**	$ 2.35	$ 2.18	$ 2.38	$ 2.27	$ 2.16	$ 1.60
Net estimated proved reserves (in billion cubic feet) (D)(G)	**1,045**	1,004	961	1,023	1,023	677	653

CASH FLOW STATEMENT DATA

(In thousands)	Years Ended December 31, 2004	2003	2002	2001 (Unaudited)	Six Months Ended December 31, 2001	Twelve Months Ended June 30, 2001	2000
Net cash provided by operating activities	**$ 358,091**	$ 381,127	$ 329,556	$ 347,356	$ 93,084	$ 435,839	$ 295,028
Net cash used in investing activities	**(400,542)**	(204,614)	(339,936)	(114,160)	(11,598)	(233,321)	(299,554)
Net cash (used in) provided by financing activities	**42,360**	(181,517)	6,315	(228,184)	(82,529)	(194,074)	(10,852)

OTHER FINANCIAL DATA

(In thousands) (Unaudited)	Years Ended December 31, 2004	2003	2002	2001	Six Months Ended December 31, 2001	Twelve Months Ended June 30, 2001	2000
Capital expenditures	**$ 410,611**	$ 290,652	$ 295,025	$ 266,825	$ 162,700	$ 213,132	$ 142,270
EBIT (H)	**108,616**	(5,354)	(1,230)	194,330	(2,132)	262,052	156,165
EBITDA (H)	**389,013**	236,798	261,643	437,918	117,907	505,324	406,042
Ratio of earnings to fixed charges (I)	**3.14**	—	—	4.59	—	4.54	2.70

(A) See Note 29 of Notes to Consolidated Financial Statements for sales and freight by operating segment.

(B) Basic earnings per share are computed using weighted average shares outstanding. Differences in the weighted average number of shares outstanding for purposes of computing dilutive earnings per share are due to the inclusion of the weighted average dilutive effect of employee and non-employee director stock options granted, totaling 969,252, none, 105,463 and 292,736 for the twelve months ended December 31, 2004, December 31, 2003, December 31, 2002 and 2001; 220,314 for the six months ended December 31, 2001; and 204,335 and 1,750 for twelve months ended June 30, 2001 and 2000.

(C) Includes sales of coal produced by CONSOL Energy and purchased from third parties. Of the tons sold, CONSOL Energy purchased the following amount from third parties: 2.1 million tons in the twelve months ended December 31, 2004; 2.5 million tons in the twelve months ended December 31, 2003; 2.5 million tons in the twelve months ended December 31, 2002; 2.8 million tons in the twelve months ended December 31, 2001; 1.3 million tons in the six months ended December 31, 2001; 2.7 million tons in the twelve months ended June 30, 2001; and 3.5 million tons in the twelve months ended June 30, 2000. Sales of coal produced by equity affiliates were: 0.1 million tons in the twelve months ended December 31, 2004; 1.0 million tons in the twelve months ended December 31, 2003; 1.6 million tons in the twelve months ended December 31, 2002; 1.6 million tons in the twelve months ended December 31, 2001; 0.9 million tons in the six months ended December 31, 2001; and 0.7 million tons in the twelve months ended June 30, 2001. No sales from equity affiliates occurred in previous periods presented.

(D) For entities that are not wholly owned but in which CONSOL Energy owns at least 50% equity interest, includes a percentage of their net production, sales or reserves equal to CONSOL Energy's percentage equity ownership. For coal, Glennies Creek Mine is reported as an equity affiliate through February 2004. Glennies Creek Mine is reported as an equity affiliate for the entire December 2003 period and Line Creek was reported as an equity affiliate through February 2003. Line Creek Mine and Glennies Creek Mine are reported as equity affiliates for the December 31, 2002 period. Line Creek Mine was also reported as an equity affiliate for the December 31, 2001 and June 30, 2001 periods. No other periods have coal equity affiliates. For gas, Knox Energy makes up the equity earnings data in 2004, 2003 and 2002. Greene Energy was part of equity earnings in 2002 and 2001. Pocahontas Gas Partnership accounts for the majority of the information reported as an equity affiliate for approximately eight months in the December 31, 2001 period and for the entire year of the previous periods presented. Sales of gas produced by equity affiliates were .20 bcf in the twelve months ended December 31, 2004, .08 bcf in the twelve months ended December 31, 2003, .22 bcf in the twelve months ended December 31, 2002, 5.5 bcf in the twelve months ended December 31, 2001, 1.4 bcf in the six months ended December 31, 2001, and 7.7 bcf in the twelve months ended June 30, 2001.

(E) Represents proved and probable coal reserves at period end.

(F) Represents average net sales price before the effect of derivative transactions.

(G) Represents proved developed and undeveloped gas reserves at period end.

(H) EBIT is defined as earnings before deducting net interest expense (interest expense less interest income) and income taxes. EBITDA is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes and depreciation, depletion and amortization. Although EBIT and EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CONSOL Energy because they are widely used in the coal industry as measures to evaluate a company's operating performance before debt expense and cash flow. Financial covenants in our credit facility include ratios based on EBITDA. EBIT and EBITDA do not purport to represent cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBIT and EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. Management's discretionary use of funds depicted by EBIT and EBITDA may be limited by working capital, debt service and capital expenditure requirements, and by restrictions related to legal requirements, commitments and uncertainties. A reconcilement of EBIT and EBITDA to financial net income is as follows:

	Twelve Months Ended December 31,				Six Months Ended December 31,	Twelve Months Ended June 30,	
(In thousands)	2004	2003	2002	2001	2001	2001	2000
(Unaudited)							
Net Income (Loss)	$ 198,582	$ (7,798)	$ 11,676	$ 151,206	$ 1,059	$ 183,650	$ 107,040
Add: Interest expense	31,429	34,451	46,213	43,356	16,564	57,598	55,289
Less: Interest income	(5,376)	(5,602)	(5,738)	(5,990)	(3,734)	(4,817)	(5,671)
Less: Interest income included in export sales excise tax resolution	—	(696)	(1,282)	(26,406)	4,658	(31,064)	—
Less: Cumulative Effect of Changes in Accounting for Workers' Compensation Liability, net of Income Taxes of $53,080	(83,373)	—	—	—	—	—	—
Less: Cumulative Effect of Changes in Accounting for Mine Closing, Reclamation and Gas Well Closing Costs, net of Income taxes of $3,035	—	(4,768)	—	—	—	—	—
Add: Income Tax Expense (Benefit)	(32,646)	(20,941)	(52,099)	32,164	(20,679)	56,685	(493)
Earnings (Loss) before interest and taxes (EBIT)	108,616	(5,354)	(1,230)	194,330	(2,132)	262,052	156,165
Add: Depreciation, depletion and amortization	280,397	242,152	262,873	243,588	120,039	243,272	249,877
Earnings before interest, taxes and depreciation, depletion and amortization (EBITDA)	$ 389,013	$ 236,798	$ 261,643	$ 437,918	$ 117,907	$ 505,324	$ 406,042

(I) For purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes plus fixed charges. Fixed charges include (a) interest on indebtedness (whether expensed or capitalized), (b) amortization of debt discounts and premiums and capitalized expenses related to indebtedness and (c) the portion of rent expense we believe to be representative of interest. For the twelve months ended December 31, 2003 and December 31, 2002, fixed charges exceeded earnings by $24.7 million and $30.6 million, respectively. For the six months ended December 31, 2001, fixed charges exceeded earnings by $20.4 million.

Annual Meeting

The annual meeting of shareholders will be held on Tuesday, May 3, 2005, in Pittsburgh, Pa. A formal notice of the meeting together with the proxy statement will be mailed to shareholders on or about April 1. The proxy statement also can be accessed electronically through the CONSOL Energy home page on the Internet at **http://www.consolenergy.com**. A summary report of the proceedings at the annual meeting will be available without charge upon written request to:

Mr. P. Jerome Richey
Vice President, General Counsel and Corporate Secretary
CONSOL Energy Inc.
1800 Washington Road
Pittsburgh, PA, 15241-1405

Additional Information

A copy of CONSOL Energy's Annual Report on Form 10-K filed with the Securities and Exchange Commission also is available upon written request, or through the Internet.

Investor Information

Investment analysts and portfolio managers who need additional information may contact Thomas F. Hoffman, *Vice President, Investor and Public Relations*, at (412) 831-4060.

Common Stock

CONSOL Energy Inc. common stock is traded on the New York Stock Exchange under the symbol CNX.

Common Stock Market Prices and Dividend

Our common stock is listed on the New York Stock Exchange. The following table sets forth for the quarters indicated, the opening, high, low, and closing share price, as well as the regular quarterly dividend.

Quarter ended:	Opening	High	Low	Closing	Dividends Paid
4Q04	35.13	43.90	32.11	41.05	0.14
3Q04	36.00	39.25	29.80	34.89	0.14
2Q04	27.75	36.73	24.85	36.00	0.14
1Q04	26.05	30.01	20.24	26.80	0.14
4Q03	18.70	26.80	18.67	25.90	0.14
3Q03	22.70	22.95	18.18	18.58	0.14
2Q03	16.40	24.61	15.65	22.74	0.14
1Q03	17.28	18.01	14.55	16.53	0.14
4Q02	12.70	17.90	10.65	17.28	0.14
3Q02	21.35	21.54	9.80	12.66	0.14
2Q02	26.25	28.32	21.25	21.25	0.28
1Q02	24.93	27.49	21.19	26.25	0.28

On February 7, 2005, there were approximately 23,000 holders of record of our common stock.

The Board of Directors decides each quarter on the dividend to be paid, if any. No assurance can be made that a dividend will continue to be paid, or that it will continue to be paid at the current level.

Certifications

As required by Section 302A.12(a) of the New York Stock Exchange Listed Company Manual, our Chief Executive Officer, J. Brett Harvey, submitted the Annual CEO Certification to the NYSE in 2004. We also filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 the certifications by our Chief Executive Officer, J. Brett Harvey, and Chief Financial Officer, William J. Lyons, required under Section 302 of the Sarbanes-Oxley Act of 2002.

Stock Transfer and Dividend Disbursing Agent

Stockholders who are interested in transferring their stock or have questions regarding their account may contact:

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Phone: 1-800-622-6757
FAX: 216-257-8508

You also may visit National City's home page on the Internet at **http://www.nationalcity.com** for information on stockholder services. The e-mail contact address is: **shareholder.inquiries@nationalcity.com**.

Forward-Looking Statements

CONSOL Energy is including the following cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, CONSOL Energy. With the exception of historical matters, any matters discussed are forward-looking statements (as defined in Section 21E of the Exchange Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks, uncertainties and contingencies include, but are not limited to, the following: our ability to have qualified people to meet replacement and expansion needs; the continued incurrence of losses in future periods; our ability to comply with restrictions imposed by our senior credit facility; a loss of our competitive position because of the competitive nature of the coal and gas markets; a decline in prices we receive for our coal and gas affecting our operating results and cash flows; the inability to produce a sufficient amount of coal to fulfill our customers' requirements which could result in our customers initiating claims against us; reliance on customers extending existing contracts or entering into new long-term contracts for coal; reliance on major customers; the creditworthiness of our customer base declining; the risks inherent in coal mining being subject to unexpected disruptions, including geological conditions, equipment failure, fires, accidents and weather conditions which could cause our results to deteriorate; uncertainties in estimating our economically recoverable coal and gas reserves; risks in exploring for and producing gas; the disruption of rail, barge and other systems which deliver our coal, or pipeline systems which deliver our gas; the effects of government regulation; obtaining governmental permits and approvals for our operations; coal users switching to other fuels in order to comply with various environmental standards related to coal combustion; the effects of mine closing, reclamation and certain other liabilities; excessive lump sum payments made to retiring salaried employees pursuant to our defined benefit pension plan; increased exposure to workers' compensation and black lung benefit liabilities; the outcome of various asbestos litigation cases; our ability to comply with laws or regulations requiring that we obtain surety bonds for workers' compensation and other statutory requirements; results of one or more purported class action lawsuits against us and certain of our officers alleging that the defendants issued false and misleading statements to the public and seeking damages and costs; the anti-takeover effects of our rights plan could prevent a change of control; and our ability to service debt and pay dividends is dependent upon us receiving distributions from our subsidiaries.

CONSOL Energy Inc. Board of Directors

JOHN WHITMIRE
Chairman of the Board

J. BRETT HARVEY
President and Chief Executive Officer

JAMES E. ALTMEYER, SR.
President and Chief Executive Officer—Altmeyer Funeral Homes, Inc.

PHILIP W. BAXTER
President—Stan Johnson Company

WILLIAM E. DAVIS
Director—Abitibi Consolidated, Montreal

CONSOL Energy Inc.

J. BRETT HARVEY
President and Chief Executive Officer

WILLIAM J. LYONS
Chief Financial Officer

PETER B. LILLY
Chief Operating Officer—Coal

RONALD E. SMITH
Executive Vice President—Gas Operations, Land Resources and Engineering Services

P. JEROME RICHEY
Vice President, General Counsel and Corporate Secretary

NICHOLAS J. DEIULIIS
Senior Vice President—Strategic Planning

JACK A. HOLT
Senior Vice President—Safety

RONALD G. STOVASH
Senior Vice President — Operations Development

Consolidation Coal Company

ALBERT A. ALOIA
Vice President—Northern West Virginia Operations

DAVID D. HUDSON
Vice President—Consol Pennsylvania Coal Company

BART J. HYITA
Vice President—Coal Operations, Support and Planning

JAMES N. MAGRO
Vice President—River Operations

JOHN F. ZACHWIEJA JR.
Vice President—Central Appalachia Operations



WILLIAM E. DAVIS　　WILLIAM P. POWELL　　PATRICIA A. HAMMICK　　PHILIP W. BAXTER

Offices

General

CONSOL Energy Inc.
1800 Washington Road
Pittsburgh, PA 15241-1405
(412) 831-4000
(412) 831-4103 *fax*
Website: www.consolenergy.com

CNX Land Resources Inc.
1800 Washington Road
Pittsburgh, PA 15241-1405

Research Services
4000 Brownsville Road
Pittsburgh, PA 15129-9566

Sales

Atlanta (770) 951-2625
Philadelphia (610) 408-9055
Pittsburgh (412) 831-4000
Brussels, Belgium
011-32-2-218-7220

RAJ K. GUPTA
Former Vice President of Strategic Planning—Phillips Petroleum Company (now ConocoPhillips)

PATRICIA A. HAMMICK
Independent Consultant, Former Senior Vice President for Strategy & Communications—Columbia Energy Group

WILLIAM P. POWELL
Managing Director—William Street Advisors

JOSEPH T. WILLIAMS
Former Chairman and Chief Executive Officer—DevX Energy, Inc.

GARY J. BENCH
Controller—Tax

THOMAS F. HOFFMAN
Vice President—Investor and Public Relations

JAMES D. KINGSLEY
Vice President—Purchasing

PATRICIA A. MALANOS
Vice President—Human Resources

JAMES J. MCCAFFREY
Vice President—Marketing Services

ROBERT J. MERKER
Manager—Auditing

ROBERT F. PUSATERI
Vice President—Sales

JOHN M. REILLY
Treasurer

WILLIAM G. RIELAND
Vice President—Sales

LORI RITTER
Controller—Financial Accounting

GEORGE F. ROSATO
General Manager—IS&T

WALTER J. SCHELLER III
Vice President—Environmental and Engineering Services

CNX Land Resources Inc.

WILLIAM D. STANHAGEN
President

LLOYD C. PRICE
Vice President—Surplus Properties & Dispositions

CNX Gas Company LLC

CLAUDE D. MORGAN
Vice President—Gas Operations

JAMES C. GRECH
Vice President—Northern Appalachia Gas and Energy Marketing



J. BRETT HARVEY   JOHN WHITMIRE



JAMES E. ALTMEYER, SR.   RAJ K. GUPTA   JOSEPH T. WILLIAMS


CONSOL ENERGY

CONSOL Energy Inc.
Consol Plaza
1800 Washington Road
Pittsburgh, PA 15241-1405